draft
Daniel P. Gibbons +1 212 450 3222 dan.gibbons@davispolk.com	Davis Polk & Wardwell llp 450 Lexington Avenue New York, NY 10017 davispolk.com

March 2, 2026
Re:	Grayscale Avalanche Trust (AVAX) Amendment No. 4 to Registration Statement on Form S-1 Filed February 19, 2026 File No. 333-289829

Division of Corporation Finance

Office of Crypto Assets

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Att'n:	David Lin
Sandra Hunter Berkheimer

Ladies and Gentlemen:

On behalf of our client, Grayscale Investments Sponsors, LLC, a Delaware limited liability company and the sponsor (the “Sponsor”) of Grayscale Avalanche Trust (AVAX) (the “Trust”), this letter sets forth the Sponsor’s responses to the comment letter of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated February 25, 2026, relating to the Trust’s Amendment No. 4 to the Registration Statement on Form S-1. The Sponsor has revised the Registration Statement and is filing Amendment No. 5 to the Registration Statement (as amended, the “Registration Statement”) together with this response letter.

For your convenience, we have reproduced the Staff’s comments preceding the Sponsor’s responses below. All capitalized terms used and not defined herein shall have the meaning given to them in the Registration Statement.

Amendment No. 4 to Registration Statement on Form S-1

General

1.
We note your disclosure that the Trust Agreement provides that the Trust may engage in Staking, but only if the Staking Condition has been satisfied. Please tell us whether you expect the Staking Condition to be satisfied prior to, simultaneously with, or immediately after commencement of the offering and confirm that to the extent the Sponsor causes the Trust to engage in Staking prior to or in connection with the commencement of this offering, you will revise your disclosure accordingly prior to launch.

Response: The Sponsor expects the Staking Condition to be satisfied prior to the listing of the Shares on NASDAQ, and the Sponsor expects to cause the Trust to engage in Staking in connection with the commencement of the offering following satisfaction of the Staking Condition. To the extent the draft

Sponsor causes the Trust to engage in Staking in connection with the commencement of the offering, the Sponsor will accordingly revise its disclosure prior to launch, to state that the Staking Condition has been satisfied and the Trust will engage in Staking.

2.
We note your disclosure throughout that "[t]he approximate percentage of the Trust's AVAX that is staked each day would be reported the following day" (emphasis added) on your website. Please confirm that the actual percentage of the Trust's AVAX that is staked will be disclosed on the Trust's website and revise your disclosure accordingly or explain.

Response: The Sponsor has revised the disclosure on pages 5, 28, 66, and 129 of the Registration Statement in response to the Staff’s comment.

* * *

In connection with its response to the Staff’s comments, the Sponsor acknowledges that the Sponsor and its management are responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

Please do not hesitate to contact Joseph Hall, at (212) 450-4565 or joseph.hall@davispolk.com, or me, at (212) 450-3222 or dan.gibbons@davispolk.com, with any questions you may have with respect to the foregoing.

Very truly yours,

/s/ Dan Gibbons

Dan Gibbons

cc:	Edward McGee
Craig Salm
Jake Karlsruher

Joseph A. Hall
Davis Polk & Wardwell LLP

March 2, 2026	2